SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549





                                  SCHEDULE 13G
                                (Amendment No.10)

                  INFORMATION STATEMENT PURSUANT TO RULE 13d-1
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934



                              Fab Industries, Inc.
                                (Name of Issuer)



                          Common Stock, $.20 par value
                         (Title of Class of Securities)


                                                   302747  10  0

                                 (CUSIP Number)








Check the following box if a fee is being paid with this statement.          [ ]



                                Page 1 of 5 Pages





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                                                            SCHEDULE 13G
                                                        Page 2 of 5 Pages
                                                        -----------------
CUSIP No. 302747  10  0
--------------------------------------------------------------------------------
1)       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Samson Bitensky    ###-##-####

--------------------------------------------------------------------------------
2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a)     [ ]

                                                                  (b)     [ ]

--------------------------------------------------------------------------------
3)       SEC USE ONLY


--------------------------------------------------------------------------------
4)       CITIZENSHIP OR PLACE OF ORGANIZATION

                  U.S.A.

--------------------------------------------------------------------------------
                               5)     SOLE VOTING POWER
                                      1,379,779
         NUMBER                -------------------------------------------------
         OF                    6)     SHARED VOTING POWER
         SHARES                       88,000
         BENEFICIALLY          -------------------------------------------------
         OWNED BY              7)     SOLE DISPOSITIVE POWER
         EACH                         1,379,779
         REPORTING             -------------------------------------------------
         PERSON                8)     SHARED DISPOSITIVE POWER
         WITH                         88,000
                               -------------------------------------------------

--------------------------------------------------------------------------------
9)       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         1,467,779

--------------------------------------------------------------------------------
10)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
         SHARES                       (See Item 4)                          [X]

--------------------------------------------------------------------------------
11)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
         25.5%

--------------------------------------------------------------------------------
12)      TYPE OF REPORTING PERSON
                  IN


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                                                            SCHEDULE 13G
                                                         Page 3 of 5 Pages
                                                         -----------------

ITEM 1(A).   NAME OF ISSUER:

             Fab Industries, Inc.

ITEM 1(B).   ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

             200 Madison Avenue, New York, New York  10016

ITEM 2(A).   NAME OF PERSON FILING:

             Samson Bitensky

ITEM 2(B).   ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

         The principal business office of Mr. Bitensky is c/o Fab Industries, Inc. 200 Madison Avenue, New York, New York 10016.

ITEM 2(C).   CITIZENSHIP:

             United States of America

ITEM 2(D).   TITLE OF CLASS OF SECURITIES:

             Common Stock, $.20 par value

ITEM 2(E).   CUSIP NUMBER:

             302747  10  0

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(B), OR 13D-2(B), CHECK WHETHER THE PERSON FILING IS A:

                  Not applicable

ITEM 4.      OWNERSHIP.

             (a) Amount beneficially owned: 1,467,779 shares (excludes 89,996 shares owned by the reporting person's spouse for which the reporting person disclaims beneficial ownership) (b) percent of class: 25.5% (c) Number of shares as to which such person has: (i) Sole power to vote or to direct the vote 1,379,779 (ii) Shared power to vote or to direct the vote 88,000 (iii) Sole power to dispose or to direct the disposition of 1,379,779 (iv) Shared power to dispose or to direct the disposition of 88,000

                                                   SCHEDULE 13G
                                                 Page 4 of 5 Pages
                                                 -----------------


ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

         Not applicable.

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

         The 88,000 shares as to which the reporting person has shared voting and dispositive power are owned by the Halina and Samson Bitensky Foundation, Inc., a private foundation for which the reporting person serves as president.


ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

             Not applicable

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

         Not applicable

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP.

         Not applicable

ITEM 10. CERTIFICATION.

         Not applicable

                                    SIGNATURE


     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  February 10, 1997






                                                     /s/  Samson Bitensky
                                                     --------------------
                                                     Name:  Samson Bitensky